UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)
(Amendment No. 2)*

CytoDyn Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

23283M101
(CUSIP Number)

Paul A. Rosenbaum
2945 NW Luray Terrace
Portland Oregon 97210
(503) 348-9262
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ¨.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Paul A. Rosenbaum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,300,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,300,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,300,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.21%
14	TYPE OF REPORTING PERSON IN

Beneficial ownership percentage is based upon 612,875,224 shares of common stock, $0.001 par value per share, of CytoDyn Inc., a Delaware corporation (the “Issuer”), issued and outstanding as of March 31, 2021, based on information reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on April 14, 2021.

1	NAME OF REPORTING PERSON Anthony Caracciolo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,368,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,368,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,368,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.22%
14	TYPE OF REPORTING PERSON IN

Beneficial ownership percentage is based upon 612,875,224 shares of common stock, $0.001 par value per share, of the Issuer, issued and outstanding as of March 31, 2021, based on information reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on April 14, 2021.

1	NAME OF REPORTING PERSON Arthur L. Wilmes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 90,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 90,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 90,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01%
14	TYPE OF REPORTING PERSON IN

Beneficial ownership percentage is based upon 612,875,224 shares of common stock, $0.001 par value per share, of the Issuer, issued and outstanding as of March 31, 2021, based on information reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on April 14, 2021.

1	NAME OF REPORTING PERSON Glenn Eisenberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,994,536
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,994,536
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,994,536
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.33%
14	TYPE OF REPORTING PERSON IN

Beneficial ownership percentage is based upon 612,875,224 shares of common stock, $0.001 par value per share, of the Issuer, issued and outstanding as of March 31, 2021, based on information reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on April 14, 2021.

1	NAME OF REPORTING PERSON Jeffrey Paul Beaty
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America, Canada and the United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 888,888
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 888,888
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 888,888
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.15%
14	TYPE OF REPORTING PERSON IN

Beneficial ownership percentage is based upon 612,875,224 shares of common stock, $0.001 par value per share, of the Issuer, issued and outstanding as of March 31, 2021, based on information reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on April 14, 2021.

1	NAME OF REPORTING PERSON Allen Gabriel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,659,465
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,659,465
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,659,465
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.27%
14	TYPE OF REPORTING PERSON IN

Beneficial ownership percentage is based upon 612,875,224 shares of common stock, $0.001 par value per share, of the Issuer, issued and outstanding as of March 31, 2021, based on information reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on April 14, 2021.

1	NAME OF REPORTING PERSON Judson Longaker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 445,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 445,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 445,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.07%
14	TYPE OF REPORTING PERSON IN

Beneficial ownership percentage is based upon 612,875,224 shares of common stock, $0.001 par value per share, of the Issuer, issued and outstanding as of March 31, 2021, based on information reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on April 14, 2021.

1	NAME OF REPORTING PERSON Steve Dalal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America and Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 549,128
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 549,128
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 549,128
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.09%
14	TYPE OF REPORTING PERSON IN

Beneficial ownership percentage is based upon 612,875,224 shares of common stock, $0.001 par value per share, of the Issuer, issued and outstanding as of March 31, 2021, based on information reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on April 14, 2021.

1	NAME OF REPORTING PERSON Jeffrey D. Weiner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 574,657
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 574,657
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 574,657
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.09%
14	TYPE OF REPORTING PERSON IN

Beneficial ownership percentage is based upon 612,875,224 shares of common stock, $0.001 par value per share, of the Issuer, issued and outstanding as of March 31, 2021, based on information reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on April 14, 2021.

1	NAME OF REPORTING PERSON Frederick J. Axelberd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 121,500
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 121,500
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 121,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02%
14	TYPE OF REPORTING PERSON IN

Beneficial ownership percentage is based upon 612,875,224 shares of common stock, $0.001 par value per share, of the Issuer, issued and outstanding as of March 31, 2021, based on information reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on April 14, 2021.

1	NAME OF REPORTING PERSON Yaron Okun
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America, South Africa and Lithuania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,639,500
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,639,500
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,639,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.27%
14	TYPE OF REPORTING PERSON IN

Beneficial ownership percentage is based upon 612,875,224 shares of common stock, $0.001 par value per share, of the Issuer, issued and outstanding as of March 31, 2021, based on information reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on April 14, 2021.

1	NAME OF REPORTING PERSON Jack Chitayat
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,074,065
	8	SHARED VOTING POWER 2,456,335
	9	SOLE DISPOSITIVE POWER 2,074,065
	10	SHARED DISPOSITIVE POWER 2,456,335

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,530,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.74%
14	TYPE OF REPORTING PERSON IN

Beneficial ownership percentage is based upon 612,875,224 shares of common stock, $0.001 par value per share, of the Issuer, issued and outstanding as of March 31, 2021, based on information reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on April 14, 2021.

1	NAME OF REPORTING PERSON Arlyn J. Bossenbrook
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 226,436
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 226,436
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 226,436
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.04%
14	TYPE OF REPORTING PERSON IN

Beneficial ownership percentage is based upon 612,875,224 shares of common stock, $0.001 par value per share, of the Issuer, issued and outstanding as of March 31, 2021, based on information reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on April 14, 2021.

1	NAME OF REPORTING PERSON Charles M. Johnson Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 425,172
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 425,172
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 425,172
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.07%
14	TYPE OF REPORTING PERSON IN

Beneficial ownership percentage is based upon 612,875,224 shares of common stock, $0.001 par value per share, of the Issuer, issued and outstanding as of March 31, 2021, based on information reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on April 14, 2021.

1	NAME OF REPORTING PERSON Jonathan Hartley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 450,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 450,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 450,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.07%
14	TYPE OF REPORTING PERSON IN

Beneficial ownership percentage is based upon 612,875,224 shares of common stock, $0.001 par value per share, of the Issuer, issued and outstanding as of March 31, 2021, based on information reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on April 14, 2021.

1	NAME OF REPORTING PERSON Brendan Thorson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 195,100
	8	SHARED VOTING POWER 440,000
	9	SOLE DISPOSITIVE POWER 195,100
	10	SHARED DISPOSITIVE POWER 440,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 635,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.10%
14	TYPE OF REPORTING PERSON IN

Beneficial ownership percentage is based upon 612,875,224 shares of common stock, $0.001 par value per share, of the Issuer, issued and outstanding as of March 31, 2021, based on information reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on April 14, 2021.

1	NAME OF REPORTING PERSON Joe Rector
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 618,800
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 618,800
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 618,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.10%
14	TYPE OF REPORTING PERSON IN

Beneficial ownership percentage is based upon 612,875,224 shares of common stock, $0.001 par value per share, of the Issuer, issued and outstanding as of March 31, 2021, based on information reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on April 14, 2021.

1	NAME OF REPORTING PERSON Francesco Tosco
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 638,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 638,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 638,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.10%
14	TYPE OF REPORTING PERSON IN

Beneficial ownership percentage is based upon 612,875,224 shares of common stock, $0.001 par value per share, of the Issuer, issued and outstanding as of March 31, 2021, based on information reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on April 14, 2021.

1	NAME OF REPORTING PERSON William M. Rawson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,690,125
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,690,125
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,690,125
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.44%
14	TYPE OF REPORTING PERSON IN

Beneficial ownership percentage is based upon 612,875,224 shares of common stock, $0.001 par value per share, of the Issuer, issued and outstanding as of March 31, 2021, based on information reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on April 14, 2021.

1	NAME OF REPORTING PERSON Veronica Marano
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 503,076
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 503,076

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 503,076
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.08%
14	TYPE OF REPORTING PERSON IN

Beneficial ownership percentage is based upon 612,875,224 shares of common stock, $0.001 par value per share, of the Issuer, issued and outstanding as of March 31, 2021, based on information reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on April 14, 2021.

1	NAME OF REPORTING PERSON Dr. Richard G. Pestell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America and Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,342,000
	8	SHARED VOTING POWER 3,093,728
	9	SOLE DISPOSITIVE POWER 8,342,000
	10	SHARED DISPOSITIVE POWER 3,093,728

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,435,728
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.87%
14	TYPE OF REPORTING PERSON IN

Beneficial ownership percentage is based upon 612,875,224 shares of common stock, $0.001 par value per share, of the Issuer, issued and outstanding as of March 31, 2021, based on information reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on April 14, 2021.

1	NAME OF REPORTING PERSON Peter Christopher Caputo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 371,581
	8	SHARED VOTING POWER 30,000
	9	SOLE DISPOSITIVE POWER 371,581
	10	SHARED DISPOSITIVE POWER 30,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 401,581
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.07%
14	TYPE OF REPORTING PERSON IN

Beneficial ownership percentage is based upon 612,875,224 shares of common stock, $0.001 par value per share, of the Issuer, issued and outstanding as of March 31, 2021, based on information reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on April 14, 2021.

1	NAME OF REPORTING PERSON Antonio Parisi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 288,500
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 288,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 288,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.05%
14	TYPE OF REPORTING PERSON IN

Beneficial ownership percentage is based upon 612,875,224 shares of common stock, $0.001 par value per share, of the Issuer, issued and outstanding as of March 31, 2021, based on information reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on April 14, 2021.

1	NAME OF REPORTING PERSON Thomas C. Mollick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,814,945
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,814,945
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,814,945
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON IN

Beneficial ownership percentage is based upon 612,875,224 shares of common stock, $0.001 par value per share, of the Issuer, issued and outstanding as of March 31, 2021, based on information reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on April 14, 2021.

1	NAME OF REPORTING PERSON Thomas J. Errico M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,508,705
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,508,705
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,508,705
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.41%
14	TYPE OF REPORTING PERSON IN

Beneficial ownership percentage is based upon 612,875,224 shares of common stock, $0.001 par value per share, of the Issuer, issued and outstanding as of March 31, 2021, based on information reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on April 14, 2021.

1	NAME OF REPORTING PERSON Bruce K. Patterson, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 569,242
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 569,242

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 569,242
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.09%
14	TYPE OF REPORTING PERSON IN

Beneficial ownership percentage is based upon 612,875,224 shares of common stock, $0.001 par value per share, of the Issuer, issued and outstanding as of March 31, 2021, based on information reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on April 14, 2021.

1	NAME OF REPORTING PERSON Peter Staats, M.D. MBA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 700,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 700,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 700,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.11%
14	TYPE OF REPORTING PERSON IN

Beneficial ownership percentage is based upon 612,875,224 shares of common stock, $0.001 par value per share, of the Issuer, issued and outstanding as of March 31, 2021, based on information reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on April 14, 2021.

1	NAME OF REPORTING PERSON Melissa Yeager
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) N/A
14	TYPE OF REPORTING PERSON IN

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D originally filed by the Reporting Persons (excluding Thomas C. Mollick and Thomas J. Errico, each of whom was added as a Reporting Person by amendment, and Bruce K. Patterson, M.D., Peter Staats, M.D. MBA and Melissa Yeager, each of whom is being added as a Reporting Person hereby) (the “Original Schedule 13D” and, as amended by Amendment No. 1 to the Schedule 13D, filed with the Securities and Exchange Commission on June 8, 2021 and this Amendment No. 2, the “Schedule 13D”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Original Schedule 13D.

Item 2.	Identity and Background.

Item 2(a) is hereby amended and restated to read as follows:

(a)	This statement is filed by:

i.	Paul A. Rosenbaum (“Mr. Rosenbaum”), an individual resident in the state of Oregon

ii.	Anthony Caracciolo (“Mr. Caracciolo”), an individual resident in the state of Florida

iii.	Arthur L. Wilmes (“Mr. Wilmes”), an individual resident in the state of Indiana

iv.	Glenn Eisenberg (“Mr. Eisenberg”), an individual resident in the state of Utah

v.	Jeffrey Paul Beaty (“Mr. Beaty”), an individual resident in the state of Illinois

vi.	Allen Gabriel (“Dr. Gabriel”), an individual resident in the state of Washington

vii.	Judson Longaker (“Mr. Longaker”), an individual resident in the state of Washington

viii.	Steve Dalal (“Mr. Dalal”), an individual resident in the territory of Puerto Rico

ix.	Jeffrey D. Weiner (“Mr. Weiner”), an individual resident in the state of Washington

x.	Frederick J. Axelberd (“Mr. Axelberd”), an individual resident in the state of Georgia

xi.	Yaron Okun (“Mr. Okun”), an individual resident in the state of Florida

xii.	Jack Chitayat (“Mr. Chitayat”), an individual resident in the state of California

xiii.	Arlyn J. Bossenbrook (“Mr. Bossenbrook”), an individual resident in the state of Michigan

xiv.	Charles M. Johnson Jr. (“Mr. Johnson”), an individual resident in the state of Oregon

xv.	Jonathan Hartley (“Mr. Hartley”), an individual resident in the state of Georgia

xvi.	Brendan Thorson (“Mr. Thorson”), an individual resident in the state of Washington

xvii.	Joe Rector (“Mr. Rector”), an individual resident in the state of Georgia

xviii.	Francesco Tosco (“Mr. F. Tosco”), an individual resident in the state of Pennsylvania

xix.	William M. Rawson (“Mr. Rawson”), an individual resident in the state of Oregon

xx.	Veronica Marano (“Mrs. Marano”), an individual resident in the state of New Jersey

xxi.	Richard G. Pestell, M.D, Ph.D. (“Dr. Pestell”), an individual resident in the state of Florida

xxii.	Peter Christopher Caputo (“Mr. Caputo”), an individual resident in the state of Washington

xxiii.	Antonio Parisi (“Mr. Parisi”), an individual resident in the state of Pennsylvania

xxiv.	Thomas C. Mollick (“Mr. Mollick”), an individual resident in the state of Florida

xxv.	Thomas J. Errico, M.D. (“Dr. Errico”), an individual resident in the state of Florida

xxvi.	Bruce K. Patterson, M.D. (“Dr. Patterson”), an individual resident in the state of Michigan

xxvii.	Peter Staats, M.D. (“Dr. Staats”), an individual resident in the state of Florida

xxviii.	Melissa Yeager (“Ms. Yeager”), an individual resident in the state of Washington

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Item 2(b) is hereby amended and supplemented as follows:

xxvi.	The address of Dr. Patterson is 1541 Industrial Road, San Carlos, CA 94070

xxvii.	The address of Dr. Staats is 1911 Beach Avenue, Atlantic Beach, Florida 32233

xxviii.	The address of Ms. Yeager is 2030 8th Avenue Seattle, Washington 98077

Item 2(c) is hereby amended and supplemented as follows:

(c)	Information about the present principal occupation or employment of each of the Reporting Persons and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below:

xxvi.	Dr. Patterson is the Chief Executive Officer of IncellDx.

xxvii.	Dr. Staats is a physician and the Chief Medical Officer of electroCore, a medical technology company.

xxviii.	Ms. Yeager is the Senior Vice President, Regulatory Affairs and Quality Assurance at Jaguar Health, Inc.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

i.	The Shares listed as being beneficially owned by Mr. Rosenbaum were purchased with personal funds. Mr. Rosenbaum acquired 650,000 Shares in open market transactions and 650,000 Shares directly from the Issuer upon the exercise of warrants, including 150,000 Shares purchased at a cost of $1.30 per Share, 200,000 Shares purchased at a cost of 0.50 per Share and 300,000 Shares purchased at a cost of $0.267 per Share. The average cost of the Shares owned by Mr. Rosenbaum is $0.644 per Share.

ii.	Mr. Caracciolo acquired 1,300,000 Shares with personal funds upon the exercise of warrants at a cost of $0.50 per share. In addition, Mr. Caracciolo received 68,000 Shares from the Issuer as compensation for his services as a member of the Issuer’s Board of Directors, for which no consideration was paid by Mr. Caracciolo. Members of Mr. Caracciolo’s family have the right to receive or the power to direct the receipt of, dividends from, or the proceeds from the sale of, a portion of the Shares.

iii.	The Shares listed as being beneficially owned by Mr. Wilmes were purchased with personal funds in open market transactions. Mr. Wilmes paid an average price of approximately $5.95 per share. Mr. Wilmes Shares beneficial ownership over these Shares with his wife.

iv.	The Shares listed as being beneficially owned by Mr. Eisenberg were purchased with personal funds. Mr. Eisenberg acquired 1,900,000 Shares upon the exercise of warrants at a cost of $0.43 per Share. In addition, he acquired 94,536 Shares in open market purchases at an average cost of $2.50 per share. Mr. Eisenberg holds Shares through the Eisenberg Estate Reduction Trust and the Eisenberg Revocable Trust.

v.	The Shares listed as being beneficially owned by Mr. Beaty were purchased with personal funds in open market purchases at an average cost of $1.725 per Share.

vi.	The Shares and warrants purchased by Dr. Gabriel were purchased with personal funds. Of the Shares owned by Dr. Gabriel, 895,775 were acquired in private placement transactions at an average cost of $0.75 per share. The remainder were acquired in open market purchases at an average cost of $2.00 per Share. The number of Shares owned by Dr. Gabriel includes 200,000 warrants that are presently exercisable. Dr. Gabriel owns 504,787 Shares jointly with his wife.

vii.	The Shares listed as being beneficially owned by Mr. Longaker were purchased with personal funds upon the exercise of warrants at an average cost of $0.60 per Share. Members of Mr. Longaker’s family have the right to receive or the power to direct the receipt of, dividends from, or the proceeds from the sale of, a portion of the Shares.

viii.	The Shares listed as being beneficially owned by Mr. Dalal were purchased with personal funds in open market transactions. The average cost of the Shares owned directly by Mr. Dalal is approximately $2.68 per Share.

ix.	The Shares listed as being beneficially owned by Mr. Weiner were purchased with personal funds. The aggregate cost of the Shares owned by Mr. Weiner is approximately $415,117. Mr. Weiner acquired 120,518 Shares in the open market for $262,726. He acquired 112,500 Shares as a result of the exercise of warrants acquired in connection with the Issuer’s December 2019 private placement at a total cost of approximately $50,625. From that December 2019 private placement, Mr. Weiner has 150 Shares remaining for which he paid $45.00. In addition, he acquired 83,989 in connection with the conversion of a $40,000 note to the company. He acquired 40,000 Shares pursuant to the exercise of warrants at a total cost of $12,000. He also acquired 217,500 Shares upon the exercise of warrants in June 2019 at a total cost of $49,720.

x.	The Shares listed as being beneficially owned by Mr. Axelberd were purchased with personal funds in open market transactions. The cost of the Shares owned directly by Mr. Axelberd is approximately $3.13 per Share.

xi.	The Shares listed as being beneficially owned by Mr. Okun include 68,700 Shares directly beneficially owned by Mr. Okun and 1,570,800 Shares owned by Tevya Finger. Mr. Okun has the power of attorney to control the voting and disposition of the 1,570,800 Shares owned by Mr. Finger, and Mr. Okun disclaims beneficial ownership of these Shares. Mr. Okun purchased the 68,700 Shares directly owned by him with personal funds in open market transactions at an average cost of $3.74 per share. The remaining 1,570,800 Shares were purchased by Mr. Finger using personal funds at an average cost of $4.47 per share.

xii.	The Shares listed as being beneficially owned by Mr Chitayat were purchased with personal funds in a registered direct offering, a private investment in public equity or PIPE transaction and upon the exercise of warrants. The average cost basis of the Shares owned by Mr. Chitayat is $0.65 per share. Mr. Chitayat is deemed to beneficially own 273,333 Shares that are issuable upon the exercise of warrants that are currently exercisable.

xiii.	The Shares listed as being beneficially owned by Mr. Bossenbrook were purchased with personal funds in open market transactions. The aggregate cost of the Shares owned directly by Mr. Bossenbrook is approximately $336,993.

xiv.	The Shares listed as being beneficially owned by Mr. Johnson were purchased with personal funds in a private placement from the Issuer. The average cost of the Shares owned by Mr. Johnson is approximately $0.47 per Share.

xv.	The Shares listed as being beneficially owned by Mr. Hartley were purchased with personal funds in open market transactions. These Shares include 369,000 Shares beneficially owned by Mr. Hartley (including through his IRA account) and 81,000 Shares held in custodial Roth accounts for the benefit of his children. The average cost of the Shares owned by Mr. Hartley is approximately $2.84 per Share. Mr. Hartley’s spouse has the right to receive or the power to direct the receipt of, dividends from, or the proceeds from the sale of, a portion of the Shares.

xvi.	The Shares listed as being beneficially owned by Mr. Thorson were purchased with personal funds in open market transactions. The average cost of the Shares owned directly by Mr. Thorson is approximately $0.49 per share.

xvii.	The Shares listed as being beneficially owned by Mr. Rector were purchased with personal funds in open market transactions. The average cost of the Shares owned directly by Mr. Rector is approximately $2.00 per share.

xviii.	The Shares listed as being beneficially owned by Mr. F. Tosco were purchased with personal funds in a PIPE transaction from the Issuer. The average cost of the Shares owned by Mr. F. Tosco is $0.50 per Share. Mr. F. Tosco owns the Shares together with his wife.

xix.	The Shares listed as being beneficially owned by Mr. Rawson include shares owned by Mr. Rawson personally and shares owned by him within his professional scope as the Managing Member of Granite Capital Advisors LLC, as a registered investment advisor with discretionary power invested by his clients to buy and sell securities on their behalf. As of the date hereof, Mr. Rawson has the discretionary power to vote on 2,690,125 Shares. Pursuant to the Client Management contract between Granite Capital Advisors LLC and its clients, clients retain the right to elect to restrict Granite Capital Advisors, LLC’s right to vote their Shares.

xx.	The Shares listed as being beneficially owned by Ms. Marano were purchased with personal funds in a private placement transaction. The average cost of the Shares owned by Ms. Marano is approximately $1.00 per Share. Ms. Marano owns the Shares jointly with her husband.

xxi.	The Shares listed as being beneficially owned by Dr. Pestell include Shares received by him as consideration in connection with the acquisition (the “ProstaGene Acquisition”) on November 16, 2018 by the Issuer of substantially all the assets and certain liabilities of ProstaGene, LLC (“ProstaGene”), an entity founded by Dr. Pestell and in which Dr. Pestell owns a majority interest. Currently, Dr. Pestell owns 8,342,000 Shares over which he has sole voting power. Such Shares are subject to transfer restrictions and forfeiture obligations contained in the agreements related to the ProstaGene Acquisition. The Issuer has asserted that such Shares have been forfeited arising out of Dr. Pestell’s cessation of employment with the Issuer, and such assertion, as well as other matters relating to such cessation of employment, are the subject of litigation in federal court in the District of Delaware, Civil Action No. 19-cv-1563-RGA (D. Del. Nov. 2, 2020). Dr. Pestell is one of two Managers of ProstaGene, LLC and the owner of 77.241% of the equity interests of ProstaGene. 3,086,622 Shares (the “Stock Holdback Shares”) issued in the name of ProstaGene remain in escrow and are subject to an arbitration proceeding in respect of indemnification claims brought by the Issuer against ProstaGene under certain agreements related to the ProstaGene Acquisition. Thus, of these 3,086,622 Shares, Dr. Pestell has (1) shared voting power over all such Shares and (2) an indirect interest in 2,384,137 of such Shares. Dr. Pestell disclaims beneficial ownership of the Stock Holdback Shares except to the extent of his pecuniary interest therein. ProstaGene also directly owns 7,106 Shares of the Issuer. Dr. Pestell has shared voting power over all such Shares and an indirect interest in 5,489 of such Shares. Dr. Pestell disclaims beneficial ownership of these Shares except to the extent of his pecuniary interest therein. The Shares acquired by Dr. Pestell in connection with the ProstaGene Acquisition were valued at $0.5696 per Share at the time of the ProstaGene Acquisition.

xxii.	The Shares listed as being beneficially owned by Mr. Caputo were purchased with personal funds. Mr. Caputo acquired approximately 20,000 Shares directly from the Issuer and purchased the remainder of his Shares in open market transactions. The average cost of the Shares owned by Mr. Caputo is $0.57 per Share. The Shares listed as being beneficially owned by Mr. Caputo include 371,581 Shares over which Mr. Caputo has sole voting and dispositive power and 30,000 Shares over which Mr. Caputo shares voting and dispositive power with his wife.

xxiii.	The Shares listed as being beneficially owned by Mr. Parisi were purchased with personal funds in a PIPE transaction from the Issuer. The average cost of the Shares owned by Mr. Parisi is approximately $0.50 per Share. Mr. Parisi owns the Shares together with his wife.

xxiv.	The Shares listed as being beneficially owned by Mr. Mollick were purchased with personal funds in open market purchases, upon the exercise of warrants and in a private placement from the Issuer. The average cost of the Shares owned by Mr. Mollick is approximately $0.75 per Share.

xxv.	The Shares listed as being beneficially owned by Dr. Errico were purchased with personal funds from the Issuer in a PIPE transaction. The average cost of the Shares owned by Dr. Errico is $0.75 per Share.

xxvi.	The Shares listed as being beneficially owned by Dr. Patterson were granted as compensation for services provided to the Issuer. No consideration was paid in connection with the acquisition of these Shares. The Shares listed as being beneficially owned by Dr. Patterson are directly owned by IncellDx, of which Dr. Patterson is the Chief Executive Officer. Mr. Patterson owns a 17.92% interest in IncellDx.

xxvii.	The Shares listed as being beneficially owned by Dr. Staats were purchased with personal funds. Dr. Staats purchased 500,000 shares for an aggregate cost of $250,000. The remaining Shares were purchased upon the exercise of warrants for a cost per share of $0.75.

xxviii.	Ms. Yeager does not own any Shares.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On June 30, 2021, Mr. Rosenbaum, Mr. Beaty and Mr. Wilmes (the “Nominating Stockholders”) delivered a letter to the Issuer (the “Nomination Letter”) nominating a slate of five highly qualified director candidates, Mr. Rosenbaum, Dr. Errico, Dr. Patterson, Dr. Staats and Ms. Yeager (together, the “Nominees”), for election to the Board at the Issuer’s 2021 annual meeting of stockholders (the “Annual Meeting”). As evidenced by their detailed biographies below, the Nominees have diverse backgrounds and possess executive and board experience and extensive knowledge of regulatory affairs.

Also on June 30, 2021, the Nominating Stockholders delivered a letter to the Board, which, among other things, highlights the prolonged period of disappointing operating and financial results resulting, in large part, from management’s failure to capitalize on the enormous potential of the Issuer’s drug, Leronlimab. The full text of the letter is attached hereto as Exhibit 99.11 and is incorporated herein by reference.

On June 30, 2021, Mr. Rosenbaum, Dr. Errico, Dr. Patterson and Ms. Yeager executed consents to being named as nominees in (i) the Nomination Letter, (ii) any proxy statement filed by the Nominating Stockholders or their affiliates in connection with the solicitation of proxies for election of the undersigned at the Annual Meeting and (iii) serving as a director of the Issuer if so elected at the Annual Meeting.

Dr. Thomas Errico

Thomas Errico, MD is a world-class surgeon, entrepreneur, and FDA consultant, currently serving as Associate Director of Pediatric Orthopedic and Neurosurgical Spine at Nicklaus Children’s Hospital Center for Spinal Disorders in Miami, Florida, where he specializes in pediatric spinal deformities. He previously served over two decades as Chief of the Division of Spine at NYU Langone Medical Center.

While working at NYU Langone, Dr. Errico co-founded SpineCore, a spine technology company focused on alleviating spinal pain without immobilizing spinal segments. Dr. Errico remained a member of the company’s Board of Directors until the company’s sale to Stryker Corporation in 2004. Dr. Errico also co-founded electroCore, which specializes in neuromodulation. He helped lead the company through venture funding and its 2018 IPO, and currently serves on the company’s Board of Directors and is a principal investor. Dr. Errico also co-founded K2M, a developer of innovative complex spine and minimally invasive spine technologies and techniques used by spine surgeons to treat complicated spinal pathologies. K2M was acquired by Stryker for $1.4 billion in 2018.

Throughout his career, Dr. Errico has built a strong relationship with the FDA, developing over 150 patents and serving as a consultant to companies including Pfizer and Howmedica. Additionally, he has served as president of the North American Spine Society and the International Society for the Advancement of Spine Surgery and was instrumental in founding the International Association of Spine Patients.

Dr. Errico received his undergraduate degree from Rutgers University before completing a residency in orthopedics at NYU Langone Medical Center and a fellowship in spine surgery at Toronto General Hospital in Canada.

Bruce K. Patterson, M.D.

Bruce Patterson, MD is a leading authority on the effects of viral pathogens on the human immune system. He currently serves as Founder and Chief Executive Officer of IncellDx, a leading biotechnology molecular diagnostics company. In this role, Dr. Patterson has pioneered technologies that have led to advances in detection, prognosis, and treatment of patients infected with HIV, HPV, cervical cancer, COVID-19, and other diseases. Dr. Patterson has also created companion diagnostics for FDA clinical trials run by Merck, Pfizer, and others, and has 91 issued and pending patents worldwide.

Dr. Patterson previously served as an Associate Professor and Medical Director of Diagnostic Virology at Stanford University Hospitals and Clinics, where he was also Director of Clinical Virology, and Co-Director of the AIDS Research Center. While at Stanford, Dr. Patterson was selected by his peers to enroll in the esteemed Physician Leadership Program taught by Stanford’s Graduate School of Business faculty.

Dr. Patterson graduated from the University of Michigan with a Bachelor of Science in microbiology and received his M.D. from The Feinberg School of Medicine at Northwestern University.

Paul A. Rosenbaum

Paul A. Rosenbaum is the Co-Founder and Chief Executive Officer of SWR Corporation, which designs, sells, and markets specialty industrial chemicals. Prior to SWR. Mr. Rosenbaum served as Chief Executive Officer and Chairman of the Board of Directors of global media measurement and research company Rentrak Corporation, a NASDAQ-company ultimately sold to comScore.

Mr. Rosenbaum was previously Chief Partner at Rosenbaum Law Center, a private law firm specializing in corporate and administrative law. He also served in the Michigan Legislature from 1972 to 1978, chairing the House Judiciary Committee, and served as legal counsel to Michigan’s Speaker of the House.

Mr. Rosenbaum currently sits on The Providence St. Vincent Medical Foundation Council of Trustees and The Providence Heart & Vascular Institute Foundation Advisory Council. He was also appointed by former Oregon governor Ted Kulongoski to serve on the nine-member Board of Commissioners for The Port of Portland, and by current Oregon Governor Kate Brown to serve as Chairperson of the Oregon Liquor Control Commission.

Mr. Rosenbaum received his undergraduate degree from Springfield College and his graduate degree from George Washington University.

Peter Staats, M.D.

Peter Staats, MD is one of the world’s foremost pain management doctors, currently serving as Chief Medical Officer of electroCore; Chief Medical Officer of the National Spine and Pain Centers, the largest pain practice in the US; and President of the World Institute of Pain. In these roles, he helps develop and implement minimally invasive procedures for chronic pain, as well as neuromodulation strategies.

Dr. Staats began his career as a Physician at Johns Hopkins Hospital before founding the hospital’s Division of Pain Medicine, in which he served as division chief and director for a decade. In this capacity, he was the youngest major division chief in the history of Johns Hopkins Hospital and was the first anesthesiologist to obtain surgical privileges at any academic university in the United States. Dr. Staats went on to become a founding partner of Premier Pain Centers, where he served as Co-Managing Partner until its merger with the National Spine and Pain Centers, and Co-Founder of electroCore, along with Dr. Errico.

Dr. Staats has a long track record of working with the FDA, having served as the co-principal investigator on the largest randomized controlled trial ever performed on intrathecal pumps, and principal investigator on the first large scale trial on a novel intrathecal agent for pain. His patents have led to the use of novel pharmacologic agents, including Qutenza, Prialt, and Gammacore.

Additionally, he currently serves as president of the World Institute of Pain (WIP) and was previously chairman of the Board of Examination of the WIP. He has also served as president of the North American Neuromodulation Society, American Society of Interventional Pain Physicians, New Jersey Society of Interventional Pain Physicians, and the Southern Pain Society, and was selected to serve on the United States Health and Human Services pain task force subcommittee, where he helped define appropriate treatment societies for pain in America. Dr. Staats is also a medical advisor to Survivor Corps, a grassroots solution-based movement to support people affected by COVID-19.

Dr. Staats received his undergraduate degree from University of California Santa Barbara before earning his medical degree from the University of Michigan Medical School. He went on to complete his residency and fellowship training at the Johns Hopkins University School of Medicine. He also holds an MBA from Johns Hopkins.

Melissa A. Yaeger

Melissa A. Yaeger, JD is an expert in pharmaceutical, medical device, and biotechnology regulatory affairs. She currently serves as Principal for Regulatory Consulting Group, a regulatory affairs and compliance consultant for development-stage biopharmaceutical companies. In this role, Ms. Yaeger develops and reviews technical, preclinical, and clinical data for regulatory submission to both U.S. and international agencies, and also serves as a regulatory and compliance liaison to global agencies.

Ms. Yaeger also serves as the Operating Partner at Accelerator Life Science Partners, where she helps identify new investment areas and provides regulatory support.

Previously, Ms. Yaeger was Senior Vice President of Regulatory Affairs at Alder Biopharmaceutics, Inc., where she was the lead strategist for comprehensive regulatory approval pathways of biologic and neurologic products. She has also served as Chief Regulatory Officer of Breath Therapeutics, Chief Operating Officer of Cardeas Pharma Corporation, and Vice President of Regulatory Affairs at Gilead Sciences.

Ms. Yaeger graduated from Stanford University with a B.A. in Human Biology and earned her JD from Santa Clara University School of Law. She has served on the boards of the Burke Museum of Natural History and Culture and the University of Washington Robinson Center Advisory Board.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended to delete Item 5 N, as Mr. Hydok is no longer a Reporting Person. In addition, Item 5 is hereby amended and supplemented as follows:

C.	Mr. Dalal

(a)	As of the close of business on July 1, 2021, Mr. Dalal beneficially owned 549,128 Shares.

Percentage: Approximately 0.09%

(b)	1. Sole power to vote or direct vote: 549,128

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 549,128

4.	Shared power to dispose or direct the disposition: 0

(c)	Mr. Dalal has not entered into any transactions in Shares during the past 60 days other than as set forth in Appendix A, which transactions are incorporated by reference herein.

I.	Mr. Okun

(a)	As of the close of business on July 1, 2021, Mr. Okun beneficially owned 1,639,500 Shares.

Percentage: Approximately 0.27%

(b)	1. Sole power to vote or direct vote: 1,639,500

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 1,639,500

4.	Shared power to dispose or direct the disposition: 0

(c)	Mr. Okun has not entered into any transactions in Shares during the past 60 days other than as set forth in Appendix A, which transactions are incorporated by reference herein.

AA.	Dr. Patterson

(a)	As of the close of business on July 1, 2021, Dr. Patterson beneficially owned 569,242 Shares.

Percentage: Approximately 0.09%

(b)	1. Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 569,242

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 569,242

(c)	Dr. Patterson has not entered into any transactions in Shares during the past 60 days.

BB.	Dr. Staats

(a)	As of the close of business on July 1, 2021, Dr. Staats beneficially owned 700,000 Shares.

Percentage: Approximately 0.11%

(b)	1. Sole power to vote or direct vote: 700,000

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 700,000

4.	Shared power to dispose or direct the disposition: 0

(c)	Dr. Staats has not entered into any transactions in Shares during the past 60 days.

CC.	Ms. Yeager

(a)	As of the close of business on July 1, 2021, Ms. Yeager beneficially owned 0 Shares.

Percentage: N/A

(b)	1. Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 0

(c)	Ms. Yeager has not entered into any transactions in Shares during the past 60 days.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	Other than as set forth in Item 3, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, Shares.

(e)	Not applicable.

Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein except to the extent of such Reporting Person’s pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

On July 2, 2021, Dr. Patterson, Ms. Yeager, Dr. Staats and the other Reporting Persons entered into a Joinder Agreement to the Joint Filing Agreement pursuant to which they agreed to the joint filing on behalf of each of them of the Schedule 13D (and any amendments thereto) with respect to the securities of the Issuer. The Joint Filing Agreement is filed as Exhibit 99.1 hereto, and the Joinder Agreement is filed as Exhibit 99.12 hereto.

On July 2, 2021, Dr. Patterson, Ms. Yeager, and Dr. Staats granted Paul Rosenbaum a power of attorney to execute this Amendment No.2 and any further amendments to the Schedule 13D. The power of attorney is filed as Exhibit 99.12 hereto.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement, dated May 24, 2021 (incorporated by reference to Exhibit 99.1 to the Reporting Persons’ Schedule 13D filed on May 24, 2021).

99.2	Power of Attorney with respect to the Schedule 13D and any amendments hereto (incorporated by reference to Exhibit 99.2 to the Reporting Persons’ Schedule 13D filed on May 24, 2021).

99.3	Power of Attorney with respect to shares owned by Tevya Finger (incorporated by reference to Exhibit 99.3 to the Reporting Persons’ Schedule 13D filed on May 24, 2021).

99.4	Transaction Agreement, dated as of August 27, 2018, by and among CytoDyn Inc., Point NewCo Inc., Point Merger Sub Inc., ProstaGene, LLC and Richard G. Pestell, M.D., Ph.D. (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K filed on August 28, 2018)

99.5	Escrow Agreement, dated as of November 16, 2018, by and among ProstaGene, LLC, CytoDyn Inc., and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed on November 19, 2018).

99.6	Stock Restriction Agreement, dated as of November 16, 2018, by and among CytoDyn Inc., ProstaGene, LLC and Dr. Richard G. Pestell (incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K filed on November 19, 2018).

99.7	Confidential Information, Inventions and Noncompetition Agreement, dated as of November 16, 2018, by and among CytoDyn Inc., CytoDyn Operations Inc. and Dr. Richard G. Pestell (incorporated by reference to Exhibit 10.4 to the Issuer’s Form 8-K filed on November 19, 2018).

99.8	Employment Agreement, dated as of November 16, 2018, by and among CytoDyn, Inc., CytoDyn Operations Inc. and Dr. Richard G. Pestell (incorporated by reference to Exhibit 10.5 to the Issuer’s Form 8-K filed on November 19, 2018).

99.9	Joinder Agreement to Joint Filing Agreement, dated June 8, 2021 (incorporated by reference to Exhibit 99.9 to the Reporting Persons’ Schedule 13D filed on June 8, 2021).

99.10	Power of Attorney for Thomas C. Mollick and Dr. Errico, dated June 8, 2021 (incorporated by reference to Exhibit 99.10 to the Reporting Persons’ Schedule 13D filed on June 8, 2021).

99.11	Letter to the Board of Directors, dated June 30, 2021.

99.12	Joinder Agreement to Joint Filing Agreement, dated July 2, 2021.

99.13	Power of Attorney for Dr. Patterson, Dr. Staats and Ms. Yeager dated July 2, 2021.

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2021

/s/ Paul Rosenbaum
Paul Rosenbaum

/s/ Paul Rosenbaum as attorney-in-fact
Anthony Caracciolo

/s/ Paul Rosenbaum as attorney-in-fact
Arthur L. Wilmes

/s/ Paul Rosenbaum as attorney-in-fact
Glenn Eisenberg

/s/ Paul Rosenbaum as attorney-in-fact
Jeffrey P. Beaty

/s/ Paul Rosenbaum as attorney-in-fact
Allen Gabriel

/s/ Paul Rosenbaum as attorney-in-fact
Judson Longaker

/s/ Paul Rosenbaum as attorney-in-fact
Steve Dalal

/s/ Paul Rosenbaum as attorney-in-fact
Jeffrey Weiner

/s/ Paul Rosenbaum as attorney-in-fact
Frederick Axelberd

/s/ Paul Rosenbaum as attorney-in-fact
Yaron Okun, for himself and as attorney-in-fact for Tevya Finger

/s/ Paul Rosenbaum as attorney-in-fact
Jack Chitayat

/s/ Paul Rosenbaum as attorney-in-fact
Arlyn J. Bossenbrook

/s/ Paul Rosenbaum as attorney-in-fact
Charles M. Johnson Jr.

/s/ Paul Rosenbaum as attorney-in-fact
Jonathan Hartley

/s/ Paul Rosenbaum as attorney-in-fact
Brandon Thorson

/s/ Paul Rosenbaum as attorney-in-fact
Joe Rector

[Signature Page to Schedule 13D]

/s/ Paul Rosenbaum as attorney-in-fact
Francesco Tosco

/s/ Paul Rosenbaum as attorney-in-fact
William M. Rawson

/s/ Paul Rosenbaum as attorney-in-fact
Veronica Marano

/s/ Paul Rosenbaum as attorney-in-fact
Richard G. Pestell, M.D., Ph.D.

/s/ Paul Rosenbaum as attorney-in-fact
Peter Christopher Caputo

/s/ Paul Rosenbaum as attorney-in-fact
Antonio Parisi

/s/ Paul Rosenbaum as attorney-in-fact
Thomas C. Mollick

/s/ Paul Rosenbaum as attorney-in-fact
Thomas J. Errico, M.D.

/s/ Bruce K. Patterson, M.D.
Bruce K. Patterson, M.D.

/s/ Peter Staats, M.D. MBA
Peter Staats, M.D. MBA

/s/ Melissa Yeager
Melissa Yeager

[Signature Page to Schedule 13D]

APPENDIX A

The following tables amend and supplement the Appendix A in the Original Schedule 13D, which sets forth all transactions by the Reporting Persons with respect to Shares effected in the last 60 days, inclusive of any transactions effected through 4:00 p.m., New York City time, on July 1, 2021. Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Nature of Transaction	Securities Purchased or Sold	Price per Share ($)	Date of Purchase / Sale
Steve Dalal
Purchase	2	$2.62	6/8/2021
Purchase	230	$2.075	6/8/2021
Purchase	771	$2.06	6/8/2021

Nature of Transaction	Securities Purchased or Sold	Price per Share ($)	Date of Purchase / Sale
Yaron Okun
Sale	9,033	$2.07	5/24/2021
Sale	41,599	$2.06	5/24/2021
Sale	17,008	$2.11	5/24/2021
Sale	6,825	$2.10	5/24/2021
Sale	3,500	$2.09	5/24/2021
Sale	12,535	$2.08	5/24/2021
Sale	1,000	$2.14	5/24/2021
Sale	13,800	$2.13	5/24/2021
Sale	28,271	$2.12	5/24/2021
Sale	900	$2.20	5/24/2021
Sale	12,405	$2.19	5/24/2021
Sale	9,153	$2.18	5/24/2021